UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 13, 2007

_____

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	0-6835	35-1286807
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

ITEM 8.01. OTHER EVENTS.

On April 13, 2007, Irwin Financial Corporation issued a press release announcing an expected loss in the first quarter of 2007, attached as Exhibit 99.1. This filing under 8.01 is made for purposes of Regulation FD.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

d.) Exhibits

Exhibit No.	Description
99.1	Press Release of Irwin Financial Corporation dated April 13, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: April 13, 2007   By: /s/ Gregory F. Ehlinger

_____

GREGORY F. EHLINGER
Senior Vice President and Chief
Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of Irwin Financial Corporation dated April 13, 2007.

EXHIBIT 99.1

News Release: IMMEDIATE RELEASE

For further information contact:

Suzie Singer, Corporate Communications   812.376.1917
Greg Ehlinger, Chief Financial Officer   812.379.7603

IRWIN FINANCIAL CORPORATION ANNOUNCES
EXPECTED LOSS IN FIRST QUARTER 2007

- Secondary Market Disruption for Consumer Mortgages
- Commercial Credit Impairment in Michigan

(Columbus, IN, April 13, 2007) Irwin Financial Corporation (NYSE:IFC), a bank holding company focusing on small business and consumer mortgage lending, today announced that it expects to report a loss from operations for the first quarter of 2007 due to the effects of conditions in the consumer mortgage market and a single impaired commercial credit in Michigan.

"We have had two disappointments during the first quarter. While this is not a pleasant way to start the year, we believe both issues are essentially one-time events. In aggregate, the other aspects of the business are running close to our 2007 plans," said Will Miller, Chairman and CEO of Irwin Financial.

- "First, as we noted in our 10-K filing in March, the rapid and dramatic changes in the condition of the secondary markets for consumer mortgages during February and March will cause us to report a loss in our home equity operations. The credit quality of our traditional portfolio loans is holding up well; in fact, delinquencies in the managed portfolio have declined since year-end.

   "However, due to the turmoil in the secondary markets, product guidelines have been rapidly changing. As a result, we originated and sold fewer loans, and realized lower margins on sale, than we had originally planned. Our working assumption is that these secondary market conditions are likely to last for some time, and as such, we moved approximately $170 million into portfolio from held-for-sale classification. This transfer will add to our credit and provisioning costs during the first quarter.

- "Second, we will be taking a charge-off on a commercial credit in Michigan where we discovered what appears to be misrepresentations about collateral for the loan," Miller concluded.

The Corporation's capital and liquidity remain strong, making it possible to reduce its secondary market transactions while the mortgage market finds a new equilibrium. The Corporation's home equity segment has made a number of process improvements so that loans originated for sale meet fast-changing investor guidelines. In addition, it has taken the recent reduction in competition as an opportunity to tighten guidelines on loans to be held in portfolio. The Corporation believes this transition in the market, while painful in the short-term, will improve competitive conditions for well-capitalized originators with strong servicing operations in the long run.

The impaired loan in the commercial banking segment totals $4.7 million. The Corporation currently believes the borrower will be unable to repay the majority of the loan as we recently discovered what we believe were misrepresentations about collateral offered for the loan. As such, the Corporation will take a charge-off of $4.2 million related specifically to this loan during the first quarter. With the exception of this loan, credit quality in the Corporation's two commercial portfolios declined modestly during the first quarter, but is still consistent with its historic experiences.

As a result of the expected loss at the home equity segment and the credit impairment in the commercial banking segment, the Corporation expects to incur a loss in a range from $5 to $10 million during the first quarter. The Corporation currently does not believe that these two isolated events should have a material impact on results in future quarters, although conditions in the consumer mortgage market have been difficult to predict.

About Irwin Financial

Irwin® Financial Corporation (http://www.irwinfinancial.com) is a bank holding company with a history tracing to 1871. The Corporation, through its principal lines of business, provides a broad range of financial services to small businesses and consumers in selected markets in the United States and Canada.

About Forward-Looking Statements

This press release contains forward-looking statements that are based on management's expectations, estimates, projections, and assumptions. These statements include but are not limited to earnings estimates and projections of financial performance and profitability, and projections of business strategies and future activities. These statements involve inherent risks and uncertainties that are difficult to predict and are not guarantees of future performance. Words that convey our beliefs, views, expectations, assumptions, estimates, forecasts, outlook and projections or similar language, or that indicate events we believe could, would, should, may or will occur (or might not occur) or are likely (or unlikely) to occur, and similar expressions, are intended to identify forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors.

Investors are cautioned that the Corporation has not yet closed its books and records for the first quarter.

Actual future results may differ materially from what is projected due to a variety of factors including: potential changes in direction, volatility and relative movement (basis risk) of interest rates, which may affect consumer demand for our products and the management and success of our interest rate risk management strategies; staffing fluctuations in response to product demand or the implementation of corporate strategies that affect our work force; the relative profitability of our lending operations; the valuation and management of our portfolios, including the use of external and internal modeling assumptions we embed in the valuation of those portfolios and short-term swings in the valuation of such portfolios; borrowers' refinancing opportunities, which may affect the prepayment assumptions used in our valuation estimates and which may affect loan demand; unanticipated deterioration in the credit quality or collectibility of our loan and lease assets, including deterioration resulting from the effects of natural disasters; unanticipated deterioration or changes in estimates of the carrying value of our other assets, including securities; difficulties in delivering products to the secondary market as planned; difficulties in expanding our business and obtaining funding sources as needed; competition from other financial service providers for experienced managers as well as for customers; changes in the value of our lines of business, subsidiaries or companies in which we invest; changes in variable compensation plans related to the performance and valuation of lines of business where we tie compensation systems to line of business performance; unanticipated outcomes in litigation; legislative or regulatory changes, including changes in laws, rules or regulations that affect tax, consumer or commercial lending, corporate governance and disclosure requirements, regulatory capital and other laws or regulations affecting the rights and responsibilities of our Corporation, bank or thrift; regulatory actions that impact our Corporation, including the memorandum of understanding entered into as of March 1, 2007 between our subsidiary bank and the Federal Reserve Bank of Chicago; changes in applicable accounting policies or principles or their application to our businesses or final audit adjustments; the availability of resources to address legislative, regulatory or policy changes or to respond to regulatory actions; additional guidance and interpretation on accounting issues and details of the implementation of new accounting methods; the final disposition of our remaining assets and obligations of our discontinued mortgage banking segment; or governmental changes in monetary or fiscal policies. We undertake no obligation to update publicly any of these statements in light of future events, except as required in subsequent reports we file with the Securities and Exchange Commission.

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